Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2011 of Novadaq Technologies Inc., of our report dated February 14, 2012 relating to the consolidated financial statements, included in the Registration Statement on Form 40-F/A filed with the Securities and Exchange Commission on March 2, 2012.

Toronto, Canada	Chartered Accountants
March 19, 2012	Licensed Public Accountants